FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

Genset
(Translation of Registrant's Name Into English)

24, rue Royale
75008 Paris
France
(Address of Principal Executive Offices)

Copies of all notices to:

André G. Pernet
Genset S.A.
24, rue Royale
75008 Paris - France
+ 33 1 55 04 59 00

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures:
- Press Release dated April 18, 2002, reporting that Genset Appoints Fabio Maccardi as Vice-President, Statistics and Genetic Epidemiology.

FOR IMMEDIATE RELEASE

Contacts:

GENSET
+331 55 04 59 00
André Pernet
President & Chief Executive Officer

BURNS McCLELLAN
+1 212 213 0006
Media : Justin Jackson
Investors: John Nugent

Press Release

GENSET APPOINTS FABIO MACCIARDI AS VICE-PRESIDENT, STATISTICS AND GENETIC EPIDEMIOLOGY

Paris, France, April 18, 2002 – Genset S.A. (**Nasdaq**: GENXY; **Euroclear**: 5433), announced today the appointment of Fabio Macciardi, M.D., Ph.D., to the position of Vice-President of Statistics and Genetic Epidemiology. He will be contributing to all on-going Genset's research programs in the fields of CNS and metabolic disorders and will be based at the research center in Evry, France.

Prior to joining Genset, Dr. Macciardi was an Associate Professor of Psychiatry at the University of Toronto in Canada. He holds an adjunct position as an Associate Professor of Medical Genetics at the University of Milan in Italy.

Dr. Macciardi holds a Doctorate degree in Psychiatric Genetics from the University of Catania (Italy). He has completed post-doctoral studies in Human Molecular Genetics at the Yale University (USA). Dr. Macciardi is a co-author of over 100 publications in the field of psychiatric genetics, a significant number of them on schizophrenia. He particularly introduced the application of innovative statistical techniques to analyze genetic data of complex neuropsychiatric diseases, such as schizophrenia.

André Pernet, President & Chief Executive Officer of Genset commented: "I am delighted that Fabio decided to join Genset after having acted as a consultant to the company for several months. He brings to Genset a unique experience in the field of statistics, which is critical to the success of our genetic association studies as well as a tremendous understanding of the genetics of CNS disorders."

About Genset: Genset is a genomics-based pharmaceutical focused on generating a pipeline of drug targets and candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset discovers and validates novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein candidate in the metabolism field named Famoxin, and are continuing their research with a view to discovering and developing other drugs.

Genset's news releases are available on the Company's Web site at
http://www.genxy.com.

GENSET is listed on the **Nouveau Marché** of the Paris Bourse and on the **NASDAQ**
Euroclear: **5433** - NASDAQ: **GENXY** - Bloomberg: **GNST FP** - Reuters: **GEN.F**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genset

Date : April 19, 2002

By: ______________________

Name: André G. Pernet
Title: Chairman & CEO